

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2020

Zhenyu Wu
Chief Financial Officer
Elite Education Group International Ltd
1209 N. University Blvd.
Middletown, OH 45042

> **Re: Elite Education Group International Ltd**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted June 8, 2020**
> **CIK 0001781397**

Dear Mr. Wu:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Direct Registration Statement on Form F-1

Enforceability of Civil Liabilities, page 72

1. We note your disclosure on page 72 that states "[s]ubstantially all of our assets are located outside the United States." We also note your disclosure on page 7 that states "[a]ll of the assets owned by the Company are located in the U.S." and your disclosure on page F-8 that states "[a]s of September 30, 2019 and 2018, substantially all of the Company's cash and cash equivalents were held in major financial institutions located in the US." Please amend your disclosure to reconcile this inconsistency.

       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: F. Alec Orudjev, Esq.